UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            THE MIDDLEBY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    596278101
                                 (CUSIP Number)

                                Selim A. Bassoul
                          c/o The Middleby Corporation
                             1400 Toastmaster Drive
                              Elgin, Illinois 60120
                            Telephone: (847) 741-3300

                                    Copy to:
                              Timothy J. FitzGerald
                            The Middleby Corporation
                             1400 Toastmaster Drive
                              Elgin, Illinois 60120
                            Telephone: (847) 741-3300

                                December 23, 2004
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                               (Page 1 of 2 Pages)
--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------- --------------------- -----------------------------

CUSIP No.   596278101                13D             Page  2  of  2 Pages
--------------------------- --------------------- -----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              SELIM A. BASSOUL
------------- -----------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------- ----------- ----------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           489,530
 OWNED BY                  ----------- ----------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                    ----------- ----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       489,530
                           ----------- ----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       0
------------- -----------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              489,530
------------- -----------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                    |_|
------------- -----------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.6%
------------- -----------------------------------------------------------------
   14         TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of The Middleby Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2.  Identity and Background.

         (a) The name of the individual filing this Schedule 13D is Selim A. Bassoul ("Mr. Bassoul").

         (b) The business address of Mr. Bassoul is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

         (c) Mr. Bassoul is currently the Chief Executive Officer, President and Chairman of the board of directors of the Company. The principal business of the Company is the design, manufacture, marketing, distribution and service of cooking and warming equipment used in the foodservice industry.

         (d) and (e) During the last five years, Mr. Bassoul has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bassoul is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of that certain Employment Agreement by and between the Company, Middleby Marshall Inc. and Mr. Bassoul, dated December 23, 2004 (the "Employment Agreement," attached hereto as Exhibit 1), the Company granted to Mr. Bassoul 100,000 shares of restricted Common Stock of the Company (the "Restricted Stock") under the Company's 1998 Stock Incentive Plan on December 23, 2004 and will grant to Mr. Bassoul an additional 100,000 shares of Restricted Stock in January of 2005. Under the terms of the Employment Agreement, Mr. Bassoul will be granted an additional 100,000 shares of Restricted Stock upon the earlier of January of 2006 and the date following the date the Company's stockholders approve an amendment to the Company's 1998 Stock Incentive Plan allowing for such additional grant to Mr. Bassoul in 2005.

Item 4.  Purpose of Transaction.

         Mr. Bassoul acquired and continues to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that Mr. Bassoul may deem material to his respective investment decisions, Mr. Bassoul may purchase additional stock in the open market or in private transactions. Depending on these same factors, Mr. Bassoul may sell all or a portion of the Common Stock in private transactions or in the open market when he is eligible to do so. Although the shares of Restricted Stock granted to Mr. Bassoul pursuant to the Employment Agreement are scheduled to vest over a five-year period, Mr. Bassoul is entitled to vote all granted shares of the Restricted Stock immediately.

         Except as disclosed in this Item 4, Mr. Bassoul does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of shares of Common Stock that Mr. Bassoul may be deemed to beneficially own is 489,530 shares, which constitute approximately 6.6% of the outstanding shares of Common Stock.

         (b) Mr. Bassoul has the sole power to vote or direct the vote of 489,530 shares of Common Stock. Subject to the vesting schedule set forth in the Employment Agreement, Mr. Bassoul has the sole power to dispose or direct the disposition of 489,530 shares of Common Stock. Mr. Bassoul does not have shared power to vote or direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

         (c) Except as disclosed in this Schedule 13D, Mr. Bassoul has not effected any transactions with respect to the Common Stock within the 60-day period prior to the filing of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

    Exhibit No.               Description
    -----------               -----------
         1                    Employment Agreement, dated December 23, 2004, by
                              and between The Middleby Corporation, Middleby
                              Marshall Inc. and Selim A. Bassoul, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of The Middleby Corporation filed on
                              December 28, 2004

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2005



                                By:  /s/ Selim A. Bassoul
                                     -----------------------------------
                                     Selim A. Bassoul

                                  Exhibit Index

    Exhibit No.               Description
    -----------               -----------
         1                    Employment Agreement, dated December 23, 2004, by
                              and between The Middleby Corporation, Middleby
                              Marshall Inc. and Selim A. Bassoul, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of The Middleby Corporation filed on
                              December 28, 2004